FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X       Form 40-F
                              -----               -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                         Yes                 No  X
                            -----              -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on resolutions passed at extraordinary general meeting of Huaneng Power International, Inc. (the "Registrant") on December 5, 2006, made by the Registrant in English on December 5, 2006.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                       HUANENG POWER INTERNATIONAL, INC.



                               By /s/ Huang Jian





                          Name:    Huang Jian
                                   ----------

                          Title:   Company Secretary



Date:    December 6, 2006

                               [GRAPHIC OMITTED]

 (a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
                               (Stock Code: 902)

              RESOLUTIONS PASSED AT EXTRAORDINARY GENERAL MEETING

--------------------------------------------------------------------------------
This announcement sets out the resolutions passed at the EGM convened on 5th December 2006.
--------------------------------------------------------------------------------

An extraordinary general meeting (the "EGM" or the "Meeting") of Huaneng Power International, Inc. (the "Company") was held at 9:00 a.m. on 5th December 2006 at Holiday Inn Central Plaza Beijing, 1 Caiyuanjie, Xuanwu District, Beijing, the People's Republic of China. As entrusted by Mr. Li Xiaopeng, Chairman of the Company, Mr. Huang Long, Vice Chairman of the Company, presided over the EGM as the chairman. The shareholders of the Company and their proxies, directors and supervisors of the Company attended the EGM.

There were a total of 12,055,383,440 shares of the Company as at the record date ("Record Date", i.e. 3rd November 2006) entitled to attend the EGM to vote for or against the resolutions tabled thereat. Shareholders and authorised proxies holding an aggregate of 9,609,049,496 shares of the Company, representing 79.71% of the total shares of the Company, were present at the EGM. Holders of 694,086,616 H shares of the Company, through HKSCC (Nominees) Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf. Holders of 564,962,880 H shares of the Company, through HSBC (Nominees) Hong Kong Limited, appointed the chairman of the Meeting as their proxy to attend and vote on their behalf.

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, connected persons (including China Huaneng Group, Huaneng International Power Development Corporation and their respective associates) holding an aggregate of 6,121,786,667 shares of the Company, representing approximately 50.78% of the total issued share capital of the Company as of the Record Date, shall abstain and has abstained from voting on the resolutions tabled at the EGM.

Hong Kong Registrars Limited, the share registrar of the Company, jointly with Haiwen & Partners, the Company's PRC counsel, acted as the scrutineer for the vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of a poll to approve the following resolutions:

                              Ordinary Resolutions

1. The Acquisition (including the Transfer Agreement) was considered and approved.

      3,485,315,789 shares were voted in the affirmative and 1,947,040 shares were voted in the negative, representing approximately 99.94% and approximately 0.06%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

2. The Capital Increase (including the Capital Increase Agreement) was considered and approved.

      3,482,180,269 shares were voted in the affirmative and 2,434,560 shares were voted in the negative, representing approximately 99.85% and approximately 0.07%, respectively, of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights.

                                                         By Order of the Board
                                                              Li Xiaopeng
                                                               Chairman

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                                              Qian Zhongwei
(Executive Director)                                     (Independent non-executive director)
Huang Yongda                                             Xia Donglin
(Non-executive Director)                                 (Independent non-executive director)
Na Xizhi                                                 Liu Jipeng
(Executive Director)                                     (Independent non-executive director)
Huang Long                                               Wu Yusheng
(Non-executive Director)                                 (Independent non-executive director)
Wu Dawei                                                 Yu Ning
(Non-executive Director)                                 (Independent non-executive director)
Shan Qunying
(Non-executive Director)
Ding Shida
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
5th December 2006



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